Mail Stop 3720

May 22, 2006

Alexander Rodnyansky
Chief Executive Officer
CTC Media, Inc.
Pravda Street, 15A
125124 Moscow, Russia

> **Re: CTC Media, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 12, 2006**
> **File No. 333-132228**

Dear Mr. Rodnyansky:

        We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.

Principal and Selling Stockholders, page 111

1.   We note the selling stockholders that you have added. Please refer to prior comment 61 of our letter dated April 5, 2006. To the extent not widely held, please disclose the natural person(s) who have voting and investment control over the shares held by Alliance ScanEast Fund, L.P., Guernroy Limited, Minosa International and Northwood Ventures LLC.

2.   In addition, please refer to prior comment 62 of our April 5, 2006 letter and tell us in your response letter whether any of the additional selling shareholders are broker dealers or affiliates of a broker dealer to the extent you have not already disclosed this information. If any selling security holders are broker-dealers or affiliates of broker-dealers, tell us how they acquired their shares. For each broker-dealer affiliate, disclose whether it purchased the company's securities in the ordinary course of business, and whether, at the time of the purchase of the securities to be resold, it had any agreements or understandings, directly or indirectly, with any person to distribute the securities

3.   Please provide the disclosure required by Item 507 of Regulation S-K for the shareholders who will be selling their shares in the over-allotment option.

Exhibit 5.1 – Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

4.   We note that counsel limits its opinion to the "General Corporation Law of the State of Delaware" with respect to Delaware law. Confirm to us in writing that the reference to "General Corporation Law of the State of Delaware" concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. File this written confirmation as part of your correspondence on EDGAR. See Item VIII.A.14 of the November 14, 2000 edition of the Division of Corporation Finance's "Current Issues and Rulemaking Projects" outline.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Walz, Staff Accountant, at (202) 551-3358, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: (via facsimile 44 (20) 7645 2424)
        Trisha Johnson, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP